Exhibit 12.2
Pinnacle West Capital Corporation
Computation of Earnings to Fixed Charges
($000’s)

	2007	2006	2005	2004	2003	2002
Earnings:
Income From Continuing Operations	$298,780	$317,143	$223,163	$246,590	$225,384	$236,563
Income Taxes	150,920	156,418	126,892	136,142	102,202	152,145
Fixed Charges	239,804	225,119	214,430	214,803	225,041	219,178

Total Earnings	$689,504	$698,680	$564,485	$597,535	$552,627	$607,886

Fixed Charges:
Interest Expense	$212,620	$196,826	$185,087	$183,527	$193,973	$187,039
Estimated Interest Portion of Annual Rents	27,184	28,293	29,343	31,276	31,068	32,139

Total Fixed Charges	$239,804	$225,119	$214,430	$214,803	$225,041	$219,178

Ratio of Earnings to Fixed Charges (rounded down)	2.87	3.10	2.63	2.78	2.45	2.77